Exhibit 8.1

SUBSIDIARIES OF CHINA SOUTHERN AIRLINES COMPANY LIMITED

The particulars of the Company’s principal subsidiaries as of December 31, 2018 are as follows:

Name of Company	Jurisdiction of Incorporation

Xiamen Airlines Company Limited	PRC

Shantou Airlines Company Limited	PRC

Zhuhai Airlines Company Limited	PRC

Guizhou Airlines Company Limited	PRC

Chongqing Airlines Company Limited	PRC

China Southern Airlines Henan Airlines Company Limited	PRC

China Southern Airlines Xiongan Airlines Company Limited	PRC

Southern Air Cargo Logistics (Guangzhou) Co., Ltd.	PRC

Southern Airlines General Aviation Company Limited	PRC

Guangzhou Nanland Air Catering Company Limited	PRC

Beijing Southern Airlines Ground Services Company Limited	PRC

Southern Airlines Group Import and Export Trading Company	PRC